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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel
Matthew Derby
David Edgar
Kathleen Collins

Re:	Sportradar Group AG
Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially submitted on June 17, 2021
CIK No. 0001836470

Ladies and Gentlemen:

On behalf of Sportradar Group AG (the “Company”), we are hereby confidentially submitting a fourth Draft Registration Statement on Form F-1 (“Submission No. 4”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 19, 2021, and amended such Draft Registration Statement on Form F-1 on May 7, 2021 and June 17, 2021 (the “Draft Submission” and, together with Submission No. 4, the “Registration Statement”). Submission No. 4 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 8, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Presentation of Financial and Other Information

Consolidated Financial Statements, page iv

1.

We note that for convenience to the reader, you applied a translation rate of €1.00 to $1.22 as of and for the year ended December 31, 2020 and €1.00 to $1.17 as of and for the three months ended March 31, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1) of Regulation S-X.

July 22, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages iv, 18, 72, 76 and 165 of Submission No. 4 to apply the exchange rate as of the most recent balance sheet included in the filing to both periods.

Risk Factors

We have and continue to be required to record impairment charges to our intangible assets..., page 55

2.

You refer to intangible assets and goodwill as of March 31, 2020 and 2021 and the amount of such assets related to sports league license rights for each period. However, you appear to only provide the amounts as of March 31, 2021. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 55 of Submission No. 4 to remove the reference to March 31, 2020 and to add a reference to December 31, 2020, and to provide information related to intangible assets and goodwill for December 31, 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Customers and Business Model, page 80

3.	You state in your response to prior comment 7 that you included your churn rate for the three-month period ended March 31, 2021; however, we are unable to locate this disclosure. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 81 and 131 of Submission No. 4 to disclose the churn rate for the three-month period ended March 31, 2021.

Key Financial and Operational Performance Indicators, page 85 and 116

4.

We note that you added a line item here for “Profit for the period as a percentage of revenue” in response to prior comment 3; however, you failed to provide the actual amounts for each period presented. Also, on page 116 your appear to have provided net cash from operating activities as a percentage of revenue rather than presenting the IFRS margin measures where you disclose adjusted EBITDA margin. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 86 of Submission No. 4 to provide the actual amounts of “Profit for the period as a percentage of revenue” for each period presented. Further, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 116 of Submission No. 4 to present the IFRS margin measures where it discloses Adjusted EBITDA margin rather than net cash from operating activities as a percentage of revenue.

July 22, 2021

Components of our Results of Operations, page 86

5.

We note that you removed the reference to variable consideration in your discussion of revenue share arrangements in Note 5 to the financial statements; however you continue to refer to variable consideration in your discussion of revenue share arrangements here. Please revise or explain.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 5 on pages F-29 and F-30 of Submission No. 4 to include reference to variable consideration in the description of revenue share arrangements. The reference should not have been removed in the previous submission because the betting data / betting entertainment tools and virtual gaming and e-sports arrangements do contain revenue share schemes which give rise to variable consideration.

The discussion in the Results of Operations on pages 87 and 88 of Submission No. 4 is therefore correctly referring to variable consideration when describing revenue share arrangement and no further revisions are proposed.

6.	Please address the following related to your Betting data/Betting entertainment tool arrangements:

•	Tell us what consideration you gave to whether your data service arrangements represent a license of intellectual property.

•	Tell us how you concluded that the arrangements represent a stand ready obligation. In this regard, tell us what consideration you gave to whether the customer is instead buying usage over time.

•	Tell us what consideration you gave to whether your arrangements represent a series.

•	Tell us how you concluded that it was appropriate to use a straight-line measure of progress given that customers exceed the agreed upon amount of usage.

•	Tell us how the price for single match booking fee compares to the pricing for the agreed amount of data usage.

•

Quantify the revenue recognized from monthly contracts versus those that are quarterly or annual. Also, describe further the usage provisions of your contracts and specifically address what portion of your arrangements include monthly versus quarterly or annual usage provisions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a significant majority of the Company’s contracts have terms allowing the customer to receive real-time match data for a fixed number of matches each month (e.g. 1,000 matches per month) for a fixed price. The Company’s promise to provide a fixed monthly package of real-time data is generally consistent throughout the contract term. This means, for example, if a customer has contracted to receive real-time data for 1,000 matches each month over a twelve-month period, the Company’s contractual commitment is generally consistent throughout the entire contractual term.

The Company either freely collects sports data from public sources in line with relevant law, or it enters into agreements with sports leagues to obtain the right to collect and distribute live match data for sports betting purposes.

July 22, 2021

Sports betting data provided to our customers is factual information generated during sports events. We transform this information into an API or XML data feed which is used by our customers for their live (in-play) betting products.

The in-play betting allows betting companies to offer bets on an event once it has started. The real-time sports data are used by involved parties to make an informed decision based on what is happening in the game.

Sports data for each match is a historical fact (e.g., the score of the game and various game statistics) and is not viewed or contracted as intellectual property. The Company’s primary value proposition is that these historical facts are being streamed in real-time to the customer as they occur.

The live data feed is provided to the betting companies either on its own or together with odds services (including live odds, score information and results confirmation), and on-screen visualization tools designed to further increase user engagement.

The customer selects the matches, for which they would like to obtain real-time data, from the Company’s available book of matches. As the customers are generally contracting for a fixed number of matches per month, it is their responsibility to select the matches where they would like to receive data up to the maximum number of matches for which they have contracted. In any given month, if the customer doesn’t utilize the contracted number of matches, the customer’s entitlement to real-time data for unused matches is lost; that is, the Company’s contracts do not include any make-whole provisions.

The nature of the Company’s promise represents a stand-ready obligation to stream real-time data during each individual match designated by the customer. Because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and another entity would not need to substantially reperform the work that the Company has completed to date, revenue is recognized over time. The data, processes and delivery mechanisms being streamed are similar across each match. Given that the service offering and performance satisfaction measurement method remain consistent for each match throughout the contracted period, and that the provision of data services per match represents a single component to the overall stand-ready obligation, the services represent a series of services to be performed.

A potential measure of progress for the series of matches might be the total number of matches for which real-time data has been provided compared to the total contracted matches. As the total number of matches available to the customer is generally consistent over time, the customers right to matches during each month and in total diminishes consistently, management therefore believes straight-line recognition is an appropriate method for measuring the Company’s progress towards satisfaction of its performance obligation over the contact term.

At any time, customers also have the option to select additional matches (“single match booking” or “SMB”) over and above an agreed-upon monthly package. These matches are typically premium events, and if selected, they require additional distinct performance by the Company. The price for each match is determined on a stand-alone basis and the customers generally do not have a discount compared to individually sold SMBs. As such, the option for additional SMBs represents neither variable consideration nor material rights to the original contract. The separate performance obligation for the SMB is to deliver real-time data for each match ordered by the customer. Revenue for the SMB represents a stand-ready obligation to provide data during the selected match, but since performance occurs over a short period of time on a single day, revenue for SMBs is generally recognized upon completion of a match.

July 22, 2021

Some service arrangements include a revenue share scheme. The revenue share gives rise to variable consideration for each match which is initially constrained until the uncertainty associated with the variable consideration is resolved. This is in line with IFRS 15.85 as the variable payment terms relate specifically to the entity’s efforts to satisfy the performance obligation and allocating the variable amount of consideration to each match is consistent with the standard’s overall allocation principle when considering all of the performance obligations in the contract.

Revenue related to the revenue share scheme is recognized on the basis of actual customer sale performance. In other words, the revenue is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

Tell us what consideration you gave to whether your data service arrangements represent a license of intellectual property.

As described above, the Company either freely collects sports data from public sources in line with relevant law, or it enters into agreements with sports leagues to obtain the right to collect and distribute live match data for sports betting purposes. The Company collects live sports data, creates odds, and provides the feed to the betting companies. The betting data service is used for in-play betting only. The Company does not have the ability to contractually provide any sub-licensing arrangements of the match data to its customers.

IFRS 15.B52 states that licences of intellectual property establish a customer’s rights to the intellectual property of an entity and may include licences for any of the following: software and technology, media and entertainment (e.g. motion pictures and music), franchises, patents, trademarks and copyrights.

The term IP is not further defined in the standard, nor elsewhere in IFRS. In some cases, it will be clear that an arrangement includes a license of IP (e.g. trademark). In other cases, it may be less clear, and the accounting may be different depending on that determination. Therefore, an entity will need to apply judgment to determine whether the guidance on licenses applies to an arrangement. In the Company’s case, we considered arrangements with customers to determine if there are any related aspects of IP.

At their core, our betting services facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity for our customers. In the Company’s arrangements with customers, Sportradar does not use the word “license”, or any derivative thereof, related to arrangements for which major sports leagues data is requested. For such arrangements, Sportradar first collects the data from the matches, processes it using their technology and then provides the data to the customers. The customers, principally betting providers, are, in accordance with contractual agreements, the end users of the data collected and prepared by the Company. This is consistent with the legal point of view that these sport betting contracts do not include a promise to grant a license. The Company concluded that the legal form is consistent with the substance of the contract, as the promise is to deliver betting sports data services.

The Company therefore concluded that the sport betting arrangements do not represent a license of intellectual property.

July 22, 2021

Page F-26 of Amendment No. 2 of draft registration statement on Form F-1 did previously make reference to the sales and usage-based royalties guidance for our revenue share arrangements. This guidance is specific for license agreements and it was inaccurately used as an analogy considering the nature of the revenue share agreements. We acknowledge that the reference might have caused confusion as it suggests the betting arrangement contains a license. We have therefore removed all references to the sales and usage-based royalties guidance from pages 87 and F-29 of Submission No. 4.

We respectfully advise the Staff that, had our conclusion been that these arrangements represent a license of IP, the pattern of revenue recognition for each reporting period would remain unchanged. The underlying performance obligation would still start as the individual match. However, as the total number of matches available to the customer is generally consistent over time, the customer’s right to matches during each month and in total diminishes consistently each month. Management therefore believes the straight-line recognition would still be an appropriate method for measuring the Company’s progress towards satisfaction of its performance obligation over the contact term.

With respect to revenue share arrangements and under an alternative view that the Company is providing intellectual property, the sales and usage-based royalties guidance would require that the revenue be recognized at the later of when (IFRS 15.B63):

1)	the subsequent sale or usage occurs; and

2)	the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated is satisfied (or partially satisfied).

Revenue would therefore be recognized on the basis of actual customer sale performance. Considering that the revenue share relates to live betting event, the subsequent usage (i.e. betting company generating gaming income) occurs shortly after the satisfaction of performance obligation (delivery of data feed).

Revenue share arrangements – clarification of revenue recognition policy

The performance obligation for revenue share agreements is the delivery of sport betting data and related betting services (odds, live match confirmations). The transaction price is defined as a percentage of customer’s gaming income (gross or net), which is the difference between the bet and payout.

The revenue share represents variable consideration, and, in accordance with IFRS 15.85, would be allocated entirely to each individual match performance obligation due to the variable payment terms relating specifically to the Company’s efforts to satisfy the individual match performance obligation and given that the allocation of the variable amount of consideration to each match (i.e. the performance obligation) is consistent with the standard’s overall allocation principle when considering all of the performance obligations in the contract.

Tell us how you concluded that the arrangements represent a stand ready obligation. In this regard, tell us what consideration you gave to whether the customer is instead buying usage over time.

As described above, the Company’s services include the provision of real-time sports data and related services to betting companies. The delivery of the promise is outside the control of the Company and the customer (i.e. dependent on future occurrence of sport matches) and as such it was considered a stand-ready obligation. This is in line with the FASB-IASB Joint Transition Resource Group for Revenue Recognition agenda paper (Ref 16).

July 22, 2021

IFRS 15.26(e) describes a stand-ready obligation as a promised service that consists of standing ready to provide goods or services or making goods or services available for a customer to use as and when the customer decides to use it. That is, a stand-ready obligation is the promise that the customer has access to a good or service, rather than a promise to transfer the underlying good or service itself.

The betting data arrangements are based on a promise to stand ready to deliver a sport data feed (“package”) during each match designated by the customer, over a defined contract period, for a fixed price. The customer decides whether to use all or some of the data feeds available. Underusage is not transferred to the following periods, the entitlement to the unused volume of matches expires.

Each sport data feed included in the package is a distinct performance obligation that is satisfied over time (meeting the IFRS 15.35(a) criteria that the customer simultaneously receives and consumes the benefits provided as the entity performs). The data, processes and delivery mechanisms being streamed are similar across each match. The performance obligations (data feed) are therefore considered substantially the same and meet both criteria for the series requirement (IFRS 15.23).

The Company concluded that a time-based measure of progress (i.e. straight-line) is appropriate as we expect the customer to receive and consume the benefits of the services throughout the contract period. As described above, betting data contracts have one-year service periods with the usage limit (package) generally each month. The mix of matches within the package is generally consistent each month, and the monthly fee is fixed. Any additional single matches selected by the customer are priced separately and related premium is recognized at a point in time (refer to Single Match Bookings revenue recognition policy).

Tell us what consideration you gave to whether your arrangements represent a series.

With respect to identifying the performance obligations in a contract, the standard states that, at contract inception, an entity is required to assess the goods or services promised in a contract to identify performance obligations. A performance obligation is either: (IFRS 15.22)

(a)	a good or service (or a bundle of goods or services) that is distinct; or

(b)	a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

The standard also clarifies that a series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:

(a)	each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria to be a performance obligation satisfied over time; and

(b)	the same method would be used to measure the entity’s progress towards complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

Performance obligations identified in Sport Betting Contracts:

July 22, 2021

1.	Stand ready obligation to deliver a sport data feed

As described above, each sport data feed included in the package is a distinct performance obligation that is satisfied over time (meeting the IFRS 15.35(a) criteria that the customer simultaneously receives and consumes the benefits provided as the entity performs). The data, processes and delivery mechanisms being streamed are similar across each match. The performance obligations (i.e. data feed), and the associated measurement methods for satisfaction of the performance obligation, are therefore considered substantially the same and meet both criteria for the series requirement (IFRS 15.23).

2.	Single Match Bookings

Single Match Bookings represent a delivery of data for a match that is not included in the package described above. The series guidance does not apply in this case as the performance obligation is to deliver sport data for a particular match ordered by the customer.

These matches are typically premium events with a separate pricing and revenue is recognized when the data for each match is delivered.

As described above, the option for additional SMBs does not represent variable consideration or material rights in the original contract. Each SMB ordered requires distinct performance by the Company and the price is determined on a stand-alone basis and the customers do not have a discount compared to individually sold SMBs. Customers make a separate purchase decision to exercise the option to purchase SMBs.

The Company considered whether the SMBs represent a contract modification and concluded that the initial contract is not modified given that a distinct service has been added and the price has been increased by an amount that is equal to the distinct service’s standalone selling price. SMBs are, therefore, treated as a separate contract.

Tell us how you concluded that it was appropriate to use a straight-line measure of progress given that customers exceed the agreed upon amount of usage

Sport Betting Data contracts are based on a package of sports data with (typically monthly) agreed volumes of matches and prices. The performance obligation relating to the monthly commitment is delivered evenly over the contractual period (refer above). Revenue for the base package is therefore recognized on a straight-line basis over the contractual period.

Should the customer request sport data for additional leagues or matches over and above the agreed volume of usage, a separate purchase decision and order is made by the customer. This is referred to as a “Single Match Booking” (SMB) which is assessed as a separate performance obligation. Revenue related to SMB is recognized at a point in time.

Tell us how the price for single match booking fee compares to the pricing for the agreed amount of data usage.

Single match bookings (SMBs) are distinct services sold at their individual stand-alone prices.

The SMB fee is charged at a higher price per booking than the relative price per booking within the sport data packages. The price for SMBs for customers with a sport data package is consistent with pricing included in contracts for SMB only (e.g. with contracts with customer who do not have a sport data package).

July 22, 2021

Quantify the revenue recognized from monthly contracts versus those that are quarterly or annual. Also, describe further the usage provisions of your contracts and specifically address what portion of your arrangements include monthly versus quarterly or annual usage provisions.

The significant majority of contracts are annual contracts with a consistent monthly usage provision. As described above, the customer has a fixed volume of matches for a fixed price each month. Any under usage is not transferred to following months and any additional volumes are treated as Single Match Bookings (i.e. separate performance obligation and separate pricing).

Global and Tier 1 clients generally have quarterly volume commitments, which are aligned with our reporting calendars to simplify the administrative process. These customers commit to a fixed number of matches each quarter with data feeds spread across the quarterly period. The total revenue for these arrangements with quarterly usage is approximately €7.5 million per quarter.

A limited number of customers have their usage provisions based on a 4-7 month period. These customers book content relating to a specific sport / season. The total approximate monthly revenue for these arrangements is €42 thousand per month.

We also have some customers with annual usage provisions. The annual usage for these contracts is generally spread throughout the year, consistent with the calendar of events. The total revenue for arrangements with annual usage provisions is approximately €1.6 million per year.

The table below summarizes our live betting data arrangements for the various commitment periods:

Commitment period	Total betting data revenue* (annual) in € million	% of total betting data revenue
Monthly	138.1	81%
Quarterly	29.8	18%
4-7 month period	0.5	0%
Annually	1.6	1%
Total	170	100%

*	Total live betting data revenue includes fixed fee, revenue share and SMBs fees, and revenue from betting entertainment tools

7.	Please revise your disclosure to clarify, if true, that your virtual gaming arrangements represent a license of intellectual property.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 88 and F-30 of Submission No. 4. Consistent with our Betting data arrangements discussed in question 6 above, which are similar in nature to the performance obligations in our virtual gaming arrangements, we do not believe the virtual gaming arrangements represent a license of intellectual property.

The financial statements previously included an inaccurate reference to the sales and usage-based royalties guidance on page F-27 of Submission No. 3 which is specific for license agreements. The Company used this guidance as an analogy.

July 22, 2021

We acknowledge that including such a reference might have created confusion as it suggested that the arrangements represent a license. The reference has been removed and replaced with the revenue recognition policy described on pages 88 and F-30 of Submission No. 4. We note that this does not have an impact on the actual revenue recognized in the financial statements.

8.

We note your revised disclosures in response to prior comment 13 where you clarify what is meant by income as it relates to Sports Betting contracts. While your response indicates that you made similar revisions with regards to your Virtual Gaming revenues, your disclosures appear to be unchanged. Please revise or explain.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 88 and F-30 of Submission No. 4.

9.

Please quantify the revenue related to your E-Sports arrangements. If these arrangements are material, please address the concerns we identified related to your Betting data/Betting entertainment tool arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that E-sports arrangements relate to computer game based data (e.g. League of Legends, Counterstrike, etc.). Revenue related to E-sports was approximately €1.4 million in 2020, which the Company considers to be immaterial. We therefore have elected not to disclose the related revenue from the E-Sports arrangements.

The Company respectfully notes that E-sports contracts have similar terms to sport betting data contracts, such as a package of e-sports matches, single match bookings, and revenue share, and, therefore, follow the same revenue recognition principles as sport betting data contracts.

10.

Please tell us how you concluded it was appropriate to recognize revenue from your Betting AV arrangements on a straight-line basis given that customers exceed the agreed upon service level. Tell us the term of your contracts for these arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we offer our Betting AV customers live streaming service which includes video streams for over 37,000 conventional live sporting events and over 250,000 electronic leagues and sports events per calendar year. Sports betting companies use live channels on their platforms to attract new customers, strengthen customer loyalty, and prolong visit duration on those platforms, which ultimately leads to higher revenue from in-play betting described above.

The Betting AV agreements are typically for a one to three year contractual period with either a fixed fee or minimum fee agreed upon for an annual period and consist of either premium or basic content. Premium content covers mainly the premium US leagues (NBA, MLB, NHL) and the Australian Open package. Live streaming services for premium leagues are generally contracted on a stand-alone basis with the contractual usage provision period being the relevant sport’s season. The transaction price is fixed for the contractual period. Basic content includes live streaming services for all other sports (i.e. non-premium leagues), where available content is provided throughout the year given the overall quantity of matches available. The transaction price for basic content is either fixed for the year, including usage (number of live stream events), or defined as a minimum spend.

July 22, 2021

As a result of the above indicated mix of contracts, overall Betting AV revenue consists of the following packages:

1)	Fixed fee basic content package – the number of matches and total fees, including on a per match basis, are clearly defined. These contracts represent approximately 61% of annual betting AV revenue.

2)	Fixed fee premium content package – the number of matches and total fees, including on a per match basis, are clearly defined. These contracts represent approximately 25% of annual betting AV revenue.

3)

Minimum spend package (basic content only) – total and per match fees are clearly defined, with the total number of matches to be determined based on the mix of customer selections. Total usage of the committed minimum (i.e. total contractual period fees) is quantified based on a predefined match rate card and the customer selected matches. These contracts represent approximately 14% of annual betting AV revenue.

Under the fixed fee basic content and fixed fee premium content package contracts, the rights of both the customer and the Company are clearly defined. By entering into the arrangement, the customer receives the right to a live stream for the selected match, specific to betting internet and (or) mobile domains (i.e. a specified website or betting kiosk) within a defined territory or region. All promised service activities inherent to the delivery of the live stream (i.e. signal hosting, secure delivery, secure geo-blocking, etc.), while distinct within the context of the contract, represent a single performance obligation, per match, given that the customer benefits from the package of services together on a match by match basis. Contrastingly, the customer is able to benefit from the live stream of each match individually, and therefore each package of services relating to the separate matches represents a distinct performance obligation.

The delivery of the promise is outside the control of the Company and the customer as it is dependent on the future occurrence of sport matches. The Company therefore stands ready to provide the service of delivering matches via a live stream as and when the customer selects matches from the available book of matches. As such, each service is considered a stand ready obligation in line with response to question six, as discussed above.

The processes and delivery mechanisms for the streams are similar across each match. Further, the customer simultaneously receives and consumes the benefits of the live AV streaming service as the company performs, and the method of satisfaction measurement is the same. Therefore, and consistent with the betting arrangements described above, the performance obligations are considered substantially the same and meet the criteria for recognition as a series resulting in a single performance obligation.

With respect to fixed fee basic content and fixed fee premium content packages, the transaction price and levels of service are clearly defined within the contract, with overall fees per contractual period and per match clearly identified. Fixed usage arrangements consist of pre-defined / selected matches (e.g. all Tennis matches within a season).

Minimum spend packages consist of a defined total fee per contractual period, with the determination of live stream matches, and therefore the associated per match fees, to be made as and when the customer determines. Under these arrangements, the rights and obligations of the

July 22, 2021

parties are not established until the customer orders specific matches according to the rate card governing the arrangement. Each order, therefore, represents the contract with the customer and the performance obligation is generally the Company’s stand-ready service to stream the ordered individual match or matches. These minimum spend contracts contain per match fees, based on stand-alone selling prices and, therefore, do not contain material rights. If a customer orders additional matches beyond their minimum spend then, similar to SMBs, these represent separate contracts priced at stand-alone selling price.

The Company monitors usage for the basic and premium live AV streaming content with the pattern of usage being generally consistent on a monthly basis over the contractual period regardless of type of contract. Substantially all of our Betting AV customers also receive betting data services from either Sportradar or other providers. The consumption of AV matches follows a generally consistent pattern to that of the consumption of betting data. Customers typically stream the contracted AV content in order to increase the betting volume on the respective matches and the pattern of consumption is generally consistent with our Betting data arrangements. Further, the entity’s efforts towards satisfying the performance obligations relative to the total expected performance remain consistent throughout the period.

Usage for betting AV customers does not generally exceed the agreed level of service. Significant variances from contracted usage are anticipated by the Company based on regular usage monitoring and often result in a renegotiated package (i.e. enters into a new contract with a higher commitment), with an increase in the level of service and an adjustment to the contract price that is consistent with standalone selling price for the additional services. The overall annual overage is below €1 million and considered to be immaterial.

We therefore concluded that, similar to the sport betting data, the nature of the promise in fixed fee basic content and fixed fee premium content package contracts is to stand ready to provide betting AV services. These are recognized as a single performance obligation, with both types of Betting AV contracts accounted for on a straight-line basis over the contractual period. For minimum spend packages generally the usage and spend is equally spread out over the contractual period to which the minimum spend applies. The Company therefore applies the straight-line method for these arrangements. The Company monitors usage for the content and in any given period, if a customer’s pattern of consumption from minimum spend contracts differs significantly from a straight-line pattern, the Company makes adjustments to its books and records as necessary.. Given the overall limited significance of minimum spend packages in relation to total betting AV revenue and the pattern of historical and expected future customer behavior approximates straight-line usage, we have elected not to disclose the underlying consumption model for these arrangements.

We advise the staff, that our response letter from May 7, 2021 stated (question 15) that as there is no volume limit for the minimum spend package, the Company does not monitor additional AV services. This response was not precise, the company does monitor usage for both fixed and minimum spend packages. As described above, the annual revenue relating to the customers that exceed the agreed upon service level, is immaterial.

Note 6. Segmental Information, page F-28

11.

Please remove the reference to Total adjusted EBITDA in your financial statement footnote disclosures and instead reconcile total Segment Adjusted EBITDA to net/(loss) income before taxes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

July 22, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages F-32, F-69 and F-70 of Submission No. 4 to remove the reference to Total adjusted EBITDA in its financial statement footnote disclosures and instead reconcile total Segment Adjusted EBITDA to net/(loss) income before taxes.

Note 10- Related Party Transactions , page F-70

12.

You disclose that the 208 participation certificates granted during the quarter had a fair value of €12,237 per certificate. Please tell us how you determined such value and how you calculated the €1,545 share-based compensation expense based on such valuation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fair value per participation certificate was based on a bona fide offer received by the Company from a special purpose acquisition company in June 2021. As described in its response to the previous letter to the Staff, this offer was the result of arms’ length negotiations between the Company and such special purpose acquisition company in relation to a potential merger of the two companies. The special purpose acquisition company made an offer based on enterprise value of the Company of between $7.75 to $8.0 billion U.S. dollars. To determine the fair value of the certificates, the Company used an average of the range described above. The average of the range was used as this was determined to be management’s best estimate of the enterprise value of the Company. This calculation is as follows:

Ordinary shares as of March 31, 2021	344,611
Participation certificates as of March 31, 2021	183,285

Total shares and participation certificates at March 31, 2021	527,896
Average of $7.75 and $8 billion	$7,875,000,000
Value per share (USD)	$14,918
Exchange rate as of March 31, 2021	1.219
Value per share (Euro)	€12,237

The Company has revised page F-72 to update the exercise price of the participation certificate to €4,808, which was incorrectly disclosed as €4,408. The calculation of the share-based compensation expense of €1,545 is then calculated as follows:

Fair value of participation certificate	€12,237
Less: exercise price	€4,808

€7,429
Multiplied by the total number of participation certificates issued	208
Total expense (full expense incurred as there are no vesting conditions associated with the participation certificates)	€1,545,232

* * *

July 22, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Rachel W. Sheridan

Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	(via email)

Carsten Koerl, Sportradar Group AG

Alexander Gersh, Sportradar Group AG

Lynn McCreary, Sportradar Group AG